Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ACME AtronOmatic, Inc
111 W Jefferson St Ste 200
Orlando, FL 32801
https://myradar.com

Up to $1,601,186.25 in Common Stock at $3.75
Minimum Target Amount: $7,500.00

Company:

Company: ACME AtronOmatic, Inc
Address: 111 W Jefferson St Ste 200, Orlando, FL 32801
State of Incorporation: DE
Date Incorporated: July 05, 2023

Terms:

Equity

Offering Minimum: $7,500.00 | 2,000 shares of Common Stock
Offering Maximum: $1,601,186.25 | 426,983 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $3.75
Minimum Investment Amount (per investor): $498.75

Perks:

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy (a-e below).

(a) The Subscriber hereby appoints the Chief Executive Officer ("CEO") of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are a prior investor in AcmeAtronomatic, a reservation-holder in AcmeAtronomatic's Reg A+ TTW on StartEngine as of August 13, 2024, or a MyRadar Subscriber, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird

Invest $5,000+ within the first 2 weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000+ and receive MyRadar T-shirt & subscription (worth $29/yr).

Tier 2

Invest $5,000+ receive MyRadar hat and mug + 3% bonus shares.

Tier 3

Invest $10,000+ and receive Zoom call with founder & exec team and MyRadar umbrella + 5% bonus shares.

Tier 4

Invest $15,000+ and receive a SatelliteSelfie(tm), a picture over your house from the first operational satellite (Your face will not be visible in the photo but it will be taken at a time and date where you can go out in your front yard and look up), and a MyRadar rain jacket + 5% bonus shares.

Tier 5

Invest $20,000+ and receive personalized video weather forecasts for your location done by our meteorologist + 5% bonus shares.

Tier 6

Invest $30,000+ and receive name inscribed on the satellite + 5% bonus shares.

Tier 7

Invest $50,000+ and receive dinner with the founder and executive team, including domestic airfare and hotel to Orlando + 5% bonus shares.

Tier 8

Invest $75,000+ and receive an invite to watch a US-based launch with the founders. Includes first class (domestic) airfare and hotel & 5% bonus shares.

Tier 9

Invest $100,000+ and have a satellite named after you (Limited to 150, since there are only 150 planned satellites) & 5% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<p align="center"><u>The 10% StartEngine Venture Club Bonus</u></p>

ACME AtronOmatic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview Overview

ACME AtronOmatic, Inc., is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. The company's primary product, MyRadar, is a mobile application available for iOS, Android, Windows, and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business customers. The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses, and enterprise customers.

The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform. Our satellite platform, under development with NOAA, incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. We also utilize AI for image-to-text translation and implement language models to facilitate efficient communication between our orbital systems and ground stations.

We founded the company in 2009 in order to develop software that better anticipates weather and environmental threats. The company was originally founded as ACME AtronOmatic, LLC, a Florida limited liability company. In 2023, we reorganized as a Delaware corporation. ACME AtronOmatic is known for its innovative and user-friendly MyRadar app, available for iOS, Android, Windows, and Xbox. The app features cutting-edge data visualizations and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers, and business consumers. The app acts as a distribution platform for all the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses, and enterprises. The company has recently completed launches and is preparing for additional launches of its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar platform.

We believe we are positioned to serve a currently-underserved segment within this market by delivering data and services through a consumer-friendly platform. We aim to provide an accessible, seamless pathway to data and services through the MyRadar app that can optimize business operations, reduce risk, and help mitigate the impacts of adverse weather conditions. Businesses need more effective ways to integrate weather and climate intelligence into their workflows such that they can truly benefit from the knowledge and optimize their operations.

Principal Products and Services

As noted above, the company's principal product is its MyRadar app. Weather and climate disasters are on the rise. The United States suffered 28 separate billion-dollar disasters in 2023 alone. Everyday people need modern tools to help them navigate the weather and to plan ahead for impending severe weather events, and while there is a considerable amount of data and technology being brought to bear, consumers and businesses need effective tools to help digest all this information to turn it into actionable insights and direct guidance. We believe MyRadar has excelled at this task for the last decade, and we're seeking to continue our innovation by bringing advanced orbital sensors combined with artificial intelligence to keep up the pace in providing services that users need to help them optimize their lives and business operations.

For over a decade, MyRadar has created innovative features, data visualizations and alerting services. The company is continuing to expand on those features and services, and our anticipated satellite constellation can be a huge part of that. MyRadar already provides an enormous list of features and services for end users — from basic day-to-day storm awareness, to rain alerts, and information about heat extremes, smoke and air quality conditions, wildfires, earthquakes, and tropical cyclones, just to name a few. We have released RouteCast, our proprietary road weather forecast system that predicts not just the weather along your route, but also the surface conditions and delay risks associated with the trip.

This level of granularity provides value not just for the everyday driver, but the professional hauler, as well. The company is integrating this feature with our CarPlay, Android Auto, and Android Automotive apps, but we are also wrapping it into services that are specifically geared for small and large businesses managing fleets of vehicles that move about our system of roads. Weather and vehicle tracking are all in one place, integrated seamlessly with existing logistics and operations packages.

The company is also developing new features for MyRadar utilizing the latest breakthroughs in AI, such as natural language models, augmented reality, and virtual reality. Additionally, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

AI Capabilities

Our existing technology utilizes artificial intelligence as part of its rain prediction algorithms to more accurately predict rain for our nowcast product. This is unique to the company and is protected by patent 11,561,326. When used, the technology allows for the correction of the biases of an advection-based nowcast and allows for growth and decay.

In furtherance to the technologies being developed and deployed, a significant investment in research and development of AI models and algorithms are being engineered and created to enhance the information delivered to the MyRadar app.

The company's HORIS satellite platform, under development with support from the National Oceanic and Atmospheric Administration (NOAA), incorporates AI for tasks including scene classification, super-resolution imaging, and radiative transfer calculations for atmospheric composition correction. These technologies improve the precision and utility of the data collected by our satellites, facilitate miniaturization, and allow them to send alerts based on data processed onboard. The company also utilizes AI for image-to-text translation and implements language models to facilitate efficient communication between our orbital systems and ground stations.

In addition to the satellite constellation, advanced AI and machine learning technologies are being developed across multiple facets of our proprietary weather forecasting and satellite data processing technologies.

As part of the company's work with the US Navy, we are using convolutional neural networks for bias correction in short-term weather forecasts and for data fusion, combining observational and model data into cohesive forecast products. This integration enhances the reliability and accuracy of our forecasts. In addition, we apply machine learning techniques such as lasso regression and random forests for multi-class classification of road conditions and regression analysis for road temperature forecasts. These technologies are critical for real-time, accurate assessments of road conditions like those provided today by the MyRadar app.

The company's intellectual property is a key differentiator from competitors in its market. The following table sets out the patents and applications received and filed by the company:

Title: System and Method for Generating Accurate Hyperlocal Nowcasts

Status: Patented

Application Number: 16 /414,898

Patent Number: 11,561,326

Title: Methods and Devices for Earth Remote Sensing Using Stereoscopic Hyperspectral Imaging in the Visible (VIS) and Infrared (IR) Bands

Status: Patented (two divisional)

Application Number: 16 /925,164

Patent Number: 11,532,155 and 11,854,256

Title: Method for Determining Ocean Surface Winds from Synthetic Aperture Radar Satellite Data

Status: Pending

Application Number: 18 /066,406

Patent Number:

Title: Polarimetric Light Field Imaging System for Standoff Characterization

Status: Pending

Application Number: 63 /472,639

Title: Method and Device for Onboard AI Analysis of Hyperspectal Datacubes for Low Bandwidth Alerting and Interactive Communication

Status: Pending

Competitors and Industry

Market

The Software as a Service (SaaS) sector, valued at $237 billion in 2022, is anticipated to reach $908 billion by 2030. Advances in artificial intelligence and commercial space technologies, some of which are championed by MyRadar, present an agile and innovative company like ours with the opportunity to offer pioneering products and services. As a top 5 weather app in the Weather category on the iOS app store, we've built a loyal following of customers who find incredible value in the services we provide. Our app user base continues to grow, and our subscriber count climbs along with it as users see the benefit of supporting our company.

Competition

In the consumer market, our competitors include the traditional weather information service providers like The Weather Channel, Accuweather, and others. We believe our patented technology and alerting capabilities allow us to offer higher accuracy and reduced latency on weather alerts and other services.

Current Stage and Roadmap

Current Stage

Product Statistics

Downloads: 60 million

Active Users: over 15 million annually

Paid Subscribers: over 333,000

Revenue Generation

MyRadar has both a paid subscription and a free version of the app, which provide for the company's main sources of revenue through subscription fees and advertising, respectively. The company has seen steady growth in free and paid users since its inception.

We believe that with the planned rollout of additional services related to our satellite constellation, we will be able to enhance the core data products in the MyRadar app - thereby increasing accuracy – and creating an additional product line of high-value remote sensing data and services, potentially allowing us to provide unique and proprietary services to enterprise customers, government institutions and defense agencies.

Data Sales

In addition to subscription and advertising revenues for the MyRadar app, the company generates a portion of its revenue from sales of anonymized and aggregated user data to a variety of customers. The data sales agreements associated with these sources of revenue are not-exclusive and do not create any obligations on the company outside of its ordinary course of business.

Recent Developments

We successfully launched 3 of our engineering prototype satellites in May of 2022 aboard Rocket Lab's "There And Back Again" mission. Communications were established and imagery and data were sent back to Earth, validating the engineering process and the basic platform. We also successfully completed a Phase I STTR contract for AFWERX and demonstrated the ability to detect plasmas like those resulting from hypersonic missiles. This technology will be integrated into MyRadar's satellite constellation for orbital detection, and has civilian use cases for monitoring hazard phenomena and emissions from the Earth's surface impacting climate change. We are currently in discussions with the United State Air Force for an additional Phase I contract that is subject to final approval by the Air Force.

In 2023 we have successfully completed our Phase I SBIR grant with NOAA to build and test an engineering prototype of our HORIS constellation satellite. HORIS stands for "Hyperspectral Orbital Remote Imaging Spectrometer. Each satellite is a 10 centimeter cube, and is equipped with a high-resolution visible light camera, near-infrared hyperspectral camera, and a thermal imager. HORIS is intended to speed the detection of wildfires, allowing for improved mitigation efforts as part of NOAA's Orbital Wildfire Resilience (OWR) project. We were awarded a Phase 2 SBIR grant with NOAA in 2023 for OWR. We were also chosen as an Early Access Partner by Google to provide our AI-driven road weather prediction feature using their new Android Automotive platform, soon to be available in vehicles by Ford, GM, Volvo, Porsche, and others. This will complement our Apple CarPlay and Android Auto apps, as a native experience that runs right in the car without a phone.

Additionally, we were awarded a Phase I STTR contract with the Navy to apply our patented nowcasting technology to cloud cover prediction. This project has since advanced into the Phase I Option period and has been selected for funding for a Phase II contract with discussions continuing before final acceptance. Once complete, in addition to selling this data service to the Navy, it will help us offer unique products not found with other weather providers – better cloud prediction for aviation, done use, solar power optimization, skygazing, agriculture, and other applications. Most recently, we have been selected for and are entering contract negotiations for an additional Phase I SBOR contract by AFWERX for hypersonics data compression and research.

Future Roadmap

There has never been a more exciting time to be a part of MyRadar's journey. As we chart the course for the upcoming years, our key objectives are to significantly grow our subscriber base and to introduce an array of innovative Software as a Service (SaaS) products, all of which will be enhanced by our forthcoming orbital satellite constellation. By the end of the year, we'll be introducing these cutting-edge Saas offerings, all of which will utilize our exclusive data. Bolstered by additional grant support from NOAA, we will be sending the first two trailblazing members of our HORIS satellite constellation into orbit.

Moreover, we're thrilled to share that we're developing a plethora of extraordinary new features for MyRadar. Capitalizing on the latest breakthroughs in AI, natural language models, augmented and virtual reality, we are curating a suite of tools that will empower individuals to navigate their lives and businesses more effortlessly.

The Team

Officers and Directors

Name: Andrew Green

Andrew Green's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer and Sole Director
  Dates of Service: August, 2009 - Present
  Responsibilities: Andrew generally oversees the business and it's day-to-day operations. Andy currently receives salary compensation of $400,000 for his role. Andy will be providing Form C sign-off as the company's Principal Accounting Officer.

Name: Sarvesh Garimella

Sarvesh Garimella's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Technology Officer
  Dates of Service: August, 2016 - Present
  Responsibilities: Responsible for developing and implementing operational strategies and plans that align with the organization's overall goals and objectives. Sarvesh currently receives salary compensation of $300,000 per year.

Name: Chandler Heitmann

Chandler Heitmann's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
  Dates of Service: November, 2023 - Present
  Responsibilities: The Chief Operating Officer (COO) will play a key role in overseeing day-to-day operations, collaborating with the executive team, and implementing strategic initiatives. Responsibilities include managing

human resources, ensuring policy compliance, evaluating department performance, and serving as the main point of contact for company offices and property management, while also acting as the Executive Assistant to the CEO. Chandler currently receives salary compensation of $150,000 per year.

Other business experience in the past three years:

- Employer: ACME AtronOmatic
  Title: Executive Assistant to CEO
  Dates of Service: October, 2018 - November, 2023
  Responsibilities: Managing the CEOs day to day responsibilities in areas such as operations, human resources, billing and other. administrative tasks.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market

dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our HORIS Satellite. Delays or cost overruns in the development of our HORIS Satellite and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

The company has a limited operating history upon which you can evaluate its performance, and has generated limited profits. Accordingly, the company's prospects must be considered in light of the risks that any new company encounters. ACME AtronOmatic was first organized under the laws of the State of Florida on August 18, 2009. On July 5, 2023, the company reincorporated in Delaware. The company has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The company anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be able to have a corresponding increase in revenues. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

The company anticipates incurring near term operating losses.

It is anticipated that the company will incur near term operating losses resulting from efforts to expand and improve its MyRadar app through such actions as satellite launches. For instance, while the company reported net income of $44,026 in 2022, it incurred a net loss of $1.402,257 in 2023. The company's ability to become sustainably profitable depends on success in generating customers for its app. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering products desired by customers, which may impact whether the company is successful. Furthermore, the company may encounter substantial delays and unexpected expenses related to development, technological changes, marketing, regulatory requirements and changes to such requirements or other unforeseen difficulties. There can be no assurance that the company will ever become profitable. If the company sustains losses over an extended period of time, it may be unable to continue in business.

If the company fails to manage future growth effectively, the company's business could be harmed.

We are undertaking an expansion of our available service offerings to customers following the launch of our satellite constellation. We believe this will contribute to growth in the operations of the company. As we grow, the company faces challenges of integrating, developing, retaining, and motivating a growing employee base. In the event of continued growth of the company's operations, its operational resources, including information technology systems, employee base, or internal procedures may not be adequate to support its operations and deployments. Managing growth may require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in the company's organization as it grows, our business, financial condition, and results of operations could be harmed.

The company relies on third parties maintaining digital marketplaces to distribute the MyRadar app.

The MyRadar app is distributed to end consumers through digital vendors such as the Apply App Store and Google Play. In order to have the app distributed through those vendors, the company is subject to their terms of use and payment structures for in app purchases and advertising. The company cannot be assured that those digital vendors will maintain their current payment structures. If those digital vendors alter their payment structures in the future, the company's financial results could be negatively impacted.

The company's business projections are only projections.

There can be no assurance that the company will meet its projections. There can be no assurance that the company will be able to find sufficient demand for its product, that people think it's a better option than a competing product, or that the company will able to provide the service at a level that allows it to make a profit and still attract business.

Future fundraising may affect the rights of investors.

In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital-raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

The company faces significant market competition.

The company competes with larger, established companies who currently have products on the market as well as greater market recognition. They may have much better financial means and marketing capacity than the company. They may succeed in developing and marketing competing products than those developed by the company. There can be no assurance that competitors will render the company's product obsolete or that the products developed by the company will be preferred to any existing competitors. It should further be assumed that competition will intensify.

The company's ability to grow depends on the successful production, launch, and operation of four satellites and related software and AI technology, which is subject to many uncertainties, some of which are beyond the company's control.

Our current primary research and development objectives focus on the development of our HORIS satellite-based earth observation platform. Design, manufacture and launch of satellite systems are highly complex and historically have been subject to delays and cost over-runs. If we do not complete development of these satellites in our anticipated timeframes or at all, our ability to grow our business will be adversely affected.

If the company's satellites fail to operate as intended, it could have a material adverse effect on our business and ability to generate new customers.

The manufacturing, testing, launching and operation of satellites involves complex processes and technology. The company's satellites employ technologies and sensors that are exposed to severe environmental stresses that have and could affect the performance of a satellite. Hardware component problems could lead to deterioration in performance or loss of functionality of a satellite. We cannot provide assurances that our satellites will continue to operate successfully in low-earth orbit throughout their expected operational lives. Even if a satellite is operated properly, technical flaws in that satellite's sensors or other technical deficiencies or anomalies could significantly hinder its performance, which could materially affect our ability to provide information demanded by our current and potential future customers.

Any valuation at this stage is difficult to assess.

The valuation for this offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially early-stage companies, is difficult to assess and you may risk overpaying for your investment.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage for additional products. Delays or cost overruns in the development of our products may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

You are trusting that management will make the best decision for the company.

The company is controlled by its founder, CEO, and sole director, Andy Green. You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the company to make good business decisions that grow your investment.

Management has discretion as to use of proceeds.

The company's success will be substantially dependent upon the discretion and judgment of its management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described in "Use of Proceeds" is an estimate based on the company's current business plan. The company, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and it will have broad discretion in doing so.

The loss of one or more of our key personnel or our failure to attract and retain other highly qualified personnel in the future could harm our business.

To be successful, the company requires capable people to run its day-to-day operations and expand its technological capabilities. As the company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The company relies on third parties to provide services essential to the success of its business.

The company relies on third parties to provide a variety of essential business functions for it, including manufacture and launch of its satellites. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that the company will experience delays, defects, errors, or other problems with their work that will materially impact its operations and it may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect the company's business. As a result, your investment could be adversely impacted by the company's reliance on third parties and their performance.

The company may not be able to protect its intellectual property.
Trademark and copyright litigation have become extremely expensive. Even if the company believes that a competitor is infringing on one or more of its trademarks or copyrights, the company might choose not to file suit because it lacks the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because it believes that the cost of enforcing its trademarks outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce its trademarks could have adverse consequences for the company, including undermining the credibility of its intellectual property, reducing its ability to enter into sublicenses, and weakening the company's attempts to prevent competitors from entering the market. As a result, if the company is unable to enforce its trademarks because of the cost of enforcement, your investment in the company could be significantly and adversely affected.

We have pending patent approvals that might be vulnerable.
One of the company's most valuable assets is its intellectual property. The company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

We have pending patent approvals that might be vulnerable.
One of the company's most valuable assets is its intellectual property. The company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the company. The company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the company due to its unregistered intellectual property.

The company's success will depend on its ability to secure additional patent protection for its core technologies and be able to enforce those patents.
Some patent applications that are pending may not result in issued patents. If any patent application results in an issued patent, that patent may later be invalidated or held unenforceable as patent law changes. Further, the outsourcing of the manufacture of the company's product may result in the unauthorized exposure of the intellectual property of the company.

The company's trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around the company's intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass the company's trademark and copyright protection without obtaining a sublicense, it is likely that the company's value will be materially and adversely impacted. This could also impair the company's ability to compete in the marketplace. Moreover, if the trademarks and copyrights are deemed unenforceable, the company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the company.

There is no current market for any shares of the company's stock.
You should be prepared to hold this investment for several years or longer. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

We are offering Bonus Shares, which is effectively a discount on our stock price, to some investors who purchase the Common Stock in this Offering.
Certain investors who purchase Common Stock in this Offering are entitled to receive additional shares of Common Stock (the "Bonus Shares") that effectively provide a discount on price based on the amount invested. The number of Bonus Shares will be determined by the amount of money they invest in this Offering, and by the status of the investor as a current stockholder, or having made an indication of interest prior to the commencement of this Offering, or as an investor eligible to receive the StartEngine Venture Club Bonus. These categories are cumulative and an investor will be eligible for any category for which they qualify. Bonus Shares will effectively act as a discount to the price at which the Company is offering its stock. For more details, including all of the Bonus Shares being offered, see Plan of Distribution. Consequently, the value of shares of investors who pay the full price or are entitled to a smaller amount of Bonus Shares in this Offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the company.

Investors in the company's Common Stock have assigned their voting rights.
In order to subscribe to this offering, each investor will be required to grant an irrevocable proxy, giving the right to vote its shares of Common Stock to the company's President, Andy Green. This irrevocable proxy will limit investors' ability to vote

their shares of Common Stock until the events specified in the proxy, which include the company's IPO or acquisition by another entity, which may never happen.

Investors will hold minority interests in the company.

Prior to the commencement of this Regulation A offering the company has already issued 26,306,254 shares of its Common Stock. Investors will hold minority interests in the company and will not be able to direct its operations.

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g. minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Subscription Agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

As part of this investment, each investor will be required to agree to the terms of the subscription agreement. In the agreement, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The company believes that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, the company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the Subscription Agreement.

Investors in this offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the Agreement, including any claims made under the federal securities laws. By signing the Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. If the company opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the company's knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, the company believes that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement, by a federal or state court in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within an agreement is sufficiently prominent such that a party knowingly, intelligently, and voluntarily waived the right to a jury trial. The company believes that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement. If you bring a claim against the company in connection with matters arising under the Subscription Agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the Agreement with a jury trial. No condition, stipulation or provision of the Subscription Agreement serves as a waiver by any holder of the company's securities or by the company of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations, and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the shares, including but not limited to the Subscription Agreement.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Andrew Green, c/o ACME AtronOmatic, Inc., 111 W. Jefferson St. Suite 200, Orlando, FL 32801	21,700,000	Common Stock	86.46%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 426,983 of Common Stock.

> Common Stock

The amount of security authorized is 37,000,000 with a total of 25,099,014 outstanding.

> Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

> Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy (a-e below).

(a) The Subscriber hereby appoints the Chief Executive Officer ("CEO") of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The

Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

The amount outstanding does not include 1,637,492 shares to be issued pursuant to stock options issued.

Election of Directors

Elections of directors don't need to be by written ballot unless the Bylaws of the Corporation shall so provide.

Dividend Rights

Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock, as the case may be.

Liquidation Rights

In the event of any Liquidation Event, whether voluntary or involuntary, the entire assets and funds of the Corporation legally available for distribution will be distributed among the holders of the Common Stock pro rata based on the number of shares of Common Stock held by each.

Other Rights

The Common Stock is not redeemable by any holder thereof.

Stockholder Agreement

The company's CEO and founder, Andy Green, and the company's CTO, Sarvesh Garimella have entered into a Stockholder Agreement. Investors in this offering will not be subject to the Stockholder Agreement.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 23,333,333
  Use of proceeds: Startup Funds
  Date: June 01, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $4,814,622.00
  Number of Securities Sold: 1,738,264
  Use of proceeds: R&D and Working Capital
  Date: February 20, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Assets

The vast majority of the company's assets are current assets rather than fixed or long-term assets. As of December 31, 2023, the company held cash and cash equivalents valued at $209,320. In addition, we recorded accounts receivable, representing amounts due from digital vendors providing the MyRadar app, of $837,512. This is a significant increase from December 31, 2022, of accounts receivable of $149,806 as a result of a change in the manner we tracked accounts receivable that will carry forward into the future.

As a result, the company's assets as of December 31, 2023 was $1,076,487 compared to $438,399 as of December 31, 2022.

Liabilities and Outstanding Debts

As of December 31, 2023, the company's current liabilities were mostly associated with the day-to-day operation of the company, composed of accounts payable, credit card expenses, and a lines of credit to smooth out the company's cash flow requirements.

The company entered into a line of credit with a lender. The first line of credit was entered into in fiscal year 2022 and allows for borrowing up to $167,265 at an interest rate of 1.85%. As of December 31, 2023 and December 31, 2022, the outstanding balance on this line of credit was $30,000 and $64,313, respectively.

The company has also borrowed funds directly from its CEO in fiscal year 2023 in an undocumented loan. The loan is interest-free, with a principal amount of $34,054. As of December 31, 2023, the outstanding balance on this line of credit was $34,054.

The company entered into a loan agreement in fiscal year 2018, allowing for a borrowing amount of $517,200 at a fixed interest rate of 7.5%. The loan is to be repaid in one hundred and twenty monthly installments of $6,167. The principal balance outstanding on loan as of December 31, 2023 and 2022 is $307,301 and $355,681, respectively, with the current portion recorded as $57,416 as of December 31, 2023. The loan will mature in 2028.

The company has also received financing from a lender that was originally issued in 2021. The company reorganized the loan in January 2023, increasing the amount of the lending facility available. As of December 31, 2023 the outstanding balance on this loan was $19,309 compared to $276,959 as of December 31, 2022.

As a result of the foregoing, the company recorded total liabilities of $846,498 as of December 31, 2023 compared to $863,297 as of December 31, 2022.

During 2024, the company has entered into additional financing arrangements for access to cash to support its operations. On May 3, 2024, the company entered into a forward financing agreement, receiving $315,000 against the company's future accounts receivable. This agreement includes pre-determined payback amounts ranging from $378,000 to $441,000 based on the company's repayment timeline. Additionally, the company borrowed $250,000 on a loan agreement that included origination fees of $7,500, and repayment on weekly installments of $5,145 per week for 58.8 weeks.

Previous Offerings of Securities

During the 2023 fiscal year, the company initiated an offering under Regulation Crowdfunding for sales of its Common Stock. Between the offering launch on July 18, 2023 and its close in Q1 2024, the company raised approximately $4.98 million, and after fees, received a net distribution of $4.16 million, resulting in the issuance of 1,738,902 shares of Common Stock.

Trend Information

The company is currently in the growth stage and generating revenue. With the increased emphasis on subscription based revenues through the MyRadar app, management hopes to see increased revenues going forward. There is no certainty that we will be able to significantly increase subscribers. Additional revenue channels may open up to the company following the launch of its HORIS satellite-based earth observation platform. When the data received from HORIS comes online, we believe there will be new demand from government and enterprise customers.

Historical results and cash flows:

The Company is currently in the growth stage and generating revenue. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future as they are expected to increase as new subscribers are brought on board. In addition, once our HORIS satellite-based earth observation platform comes online, significant new revenue opportunities open up for government and enterprise customers. Past cash was primarily generated through advertising and subscription sales within the MyRadar mobile app. Our goal is to increase subscription revenues substantially through aggressive user acquisition campaigns and to open up new revenue streams once the constellation begins deployment.

Increased competition in the weather app marketplace could increase the cost of user acquisition. Deployment of the satellite constellation will depend on the successful launch and operation of its HORIS satellite system; failures during the first few launches are possible and potentially likely as this is a new system that, while tested extensively on the ground, has not yet been proven in orbit.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

While the figure may vary at any given date, as of July 31, 2024, the Company has capital resources available in the form of cash on hand in the amount of roughly $110,000. It has a line of credit available for $150,000, and numerous other credit instruments at its disposal.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are not critical to the operation of the company in that we have an operating revenue stream that is manageable and profitable under normal operating limits.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary for the viability of the company.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company will be able to operate indefinitely if we fail to raise minimums as it has demonstrated a sustained annual growth in income.

How long will you be able to operate the company if you raise your maximum funding goal?

The company will be able to operate indefinitely if we fail to raise minimums as it has demonstrated a sustained annual growth in income.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

There are a number of credit instruments available to the company and are employed on an as-needed basis.

Indebtedness

- Creditor: Truist / SBA
  Amount Owed: $282,801.39
  Interest Rate: 10.75%
  Maturity Date: November 30, 2028

- Creditor: Andrew Green
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  $200,000 was loaned to the Company. There is no maturity date or interest rate.

Related Party Transactions

- Name of Person: Andrew Green
  Relationship to Company: Director
  Nature / amount of interest in the transaction: $200,000 was loaned to the Company. There is no maturity date or interest rate.
  Material Terms: $200,000 was loaned to the Company. There is no maturity date or interest rate.

Valuation

Pre-Money Valuation: $94,121,302.50

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has not been calculated on a fully diluted basis. The Company only has one class of security, Common Stock, authorized and outstanding. The pre-money valuation does not include shares reserved for issuance pursuant to stock options issued. The Company has no shares reserved for issuance pursuant to an option pool.

Use of Proceeds

If we raise the Target Offering Amount of $7,500.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees

94.5%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,601,186.25, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Research & Development
  25.0%
  We will continue development of the HORIS satellite and other research work towards commercial products

- General & Administrative
  25.0%
  Adding additional staff under engineering and data sciences

- Sales & Marketing
  43.5%
  Additional marketing and app user acquisition campaigns

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://myradar.com (http://acmeaom.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/acmeatronomatic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR ACME AtronOmatic, Inc

[See attached]



INDEPENDENT AUDITORS' REPORT

To the Board of Members
ACME AtronOmatic Inc
 Orlando, Florida

Opinion

We have audited the consolidated financial statements of ACME AtronOmatic Inc, which comprise the consolidated balance sheets as of December 31, 2023, and 2022, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of ACME AtronOmatic Inc as of December 31, 2023, and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the consolidated financial statements section of our report. We are required to be independent of ACME AtronOmatic Inc and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic Inc's ability to continue as a going concern for period of twelve months from the issuance date of this report.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of ACME AtronOmatic Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about ACME AtronOmatic Inc's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart Accountancy Corp.

April 23, 2024
Los Angeles, California

ACME AtronOmatic Inc
Consolidated Balance Sheets

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	209,370	$	250,379
Accounts Receivable, net		837,512		149,806
Total current assets		**1,046,882**		**400,185**
Other long term asset		15,907		19,089
Property and equipment, net		13,698		19,125
Total assets	**$**	**1,076,487**	**$**	**438,399**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	206,418	$	35,201
Credit Cards		241,444		131,143
Due to related parties		34,054		-
Current Portion of Loans and Notes		57,416		276,959
Line of Credit		57,281		64,313
Total current liabilities		**596,613**		**507,616**
Promissory Notes and Loans		249,885		355,681
Total liabilities		**846,498**		**863,297**
Shareholders' Equity				
Common stock		2,457		-
Additional paid in capital		2,115,319		-
Subscriptions receivable		(806,692)		-
Shareholder distribution		-		(846,671)
Members' equity		-		45,254
Retained earnings		(1,081,095)		376,519
Total Members' Equity		**229,989**		**(424,898)**
Total Liabilities and Members' Equity	**$**	**1,076,487**	**$**	**438,399**

See accompanying notes to financial statements

ACME AtronOmatic Inc
Consolidated Statements of Operations

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	8,954,131	$	8,195,946
Cost of Goods Sold		-		-
Gross Profit		**8,954,131**		**8,195,946**
Operating Expenses:				
General and Administrative		5,703,060		5,545,203
Research and Development		2,002,657		1,423,982
Sales and Marketing		2,286,497		958,221
Total Operating Expenses		**9,992,214**		**7,927,405**
Operating Income/(Loss)		**(1,038,083)**		**268,540**
Interest Expense		421,728		224,514
Other Loss/(Income)		(2,197)		-
Income/(Loss) before provision for income taxes		**(1,457,614)**		**44,026**
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	$	**(1,457,614)**	$	**44,026**

See accompanying notes to financial statements

-4-

ACME ATRONOMATIC INC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Members' Equity	Common Stock Shares	Value	Subscription Receivable	Additional Paid-in Capital	Retained Earnings / Accumulated (Deficit)	Total Equity
Balance - December 31, 2021	**$ (211,316)**	$ -	$ -	$ -	$ -	$ 332,493	$ 121,177
Contributions/Distributions of Capital, net	(590,101)	-	-	-	-	-	(590,101)
Net Income	-	-	-	-	-	44,026	44,026
Balance - December 31, 2022	**(801,417)**	-	-	-	-	376,519	(424,898)
Contributions/Distributions of Capital, net	(192,945)	-	-	-	-	-	(192,945)
Conversion to C Corporation	994,362	-	-	-	(994,362)	-	-
Issuance of common stock	-	24,567,018	2,457	(806,692)	3,109,681	-	2,305,446
Net Loss	-	-	-	-	-	(1,457,614)	(1,457,614)
Balance - December 31, 2023	**$ -**	**24,567,018**	**$ 2,457**	**$ (806,692)**	**$ 2,115,319**	**$ (1,081,095)**	**$ 229,989**

See accompanying notes to financial statements

ACME AtronOmatic Inc
Consolidated Statements of Cash Flows

For the Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,457,614)	$	44,026
Adjustments to reconcile net income / (loss) to net cash used in operating activities:				
Depreciation Expense		10,726		12,347
Amortization Of Loan Costs		3,182		3,182
Changes In Operating Assets And Liabilities:				
Acccounts Receivable, net		(687,706)		(85,441)
Due From Related Parties		-		-
Prepaids And Other Current Assets		-		4,120
Accounts Payable		171,217		35,201
Credit Cards		110,301		(92,117)
Security Deposit		-		3,182
Net Cash Provided/(Used) By Operating Activities		(1,849,894)		(75,502)
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Provided By/(Used In) Investing Activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Contributon/Distribution of Capital, net		2,115,319		(593,283)
Borrowing on Promissory Notes and Loans, net of payments		(306,434)		163,617
Net Cash Provided By/(Used In) Financing Activities		1,808,885		(429,666)
Change In Cash and Cash Equivalents		(41,009)		(505,168)
Cash—Beginning of the Year		250,379		755,547
Cash—End of the Year		209,370	$	250,379
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	421,728	$	224,514
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Conversion Of Shareholder Contributions/Distributions, net to additional paid-in-capital	$	992,709	$	-

See accompanying notes to financial statements

1. NATURE OF OPERATIONS

ACME AtronOmatic Inc. was incorporated on July 7, 2023, in the state of Deleware. The Company is a holding company incorporated to act as the parent of ACME AtronOmatic, LLC, a limited liability company incorporated in the state of Florida on August 18, 2009. On the date of incorporation of ACME AtrnOmatic Inc., all the issued and outstanding shares of the ACME AtronOmatic, LLC were surrendered by the existing shareholders in exchange for 23,333,333 shares in the ACME AtronOmatic Inc. As of December 31, 2023, ACME AtronOmatic Inc. owns 100% of the issued and outstanding shares of ACME AtronOmatic, LLC.

ACME AtronOmatic, LLC is a software development company known for its innovative and user-friendly applications in the fields of weather, climate, and earth observational data. Their primary product, MyRadar®, is a mobile application available for iOS, Android, Windows and Xbox, a cutting-edge data visualization and alerting platform that caters to a wide range of users, including outdoor enthusiasts, travelers, general consumers and business customers.

The app acts as a distribution platform for all of the company's data and services and is the foundation for its expansion towards offering Software as a Service (SaaS) applications and space-based earth observational data to prosumers, small businesses and enterprise. The company has recently begun launching its own proprietary satellites into low earth orbit (LEO) in order to offer innovative and proprietary earth observational data to its users through the MyRadar® platform.

The Company's headquarters are located in Orlando, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation

The accompanying consolidated financial statements (which may be referred to as the "financial statement") are presented on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The financial statements of ACME AtronOmatic Inc. (parent) and ACME AtronOmatic, LLC (subsidiary) are consolidated and all significant intercompany transactions and balances have been eliminated in consolidation. The Company has adopted the calendar year as its basis for reporting.

Since the ACME AtronOmatic, LLC (subsidiary) has been in formation and conducting business since 2009 and ACME AtronOmatic, Inc does not have any operations except for to act as a holding company, the comparative consolidated financial statements have been presented based on the premise as if the ACME AtronOmatic Inc. has been in existence since the earliest period presented in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits by $0 and $218, respectively.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Accounts Receivable and Allowance for Expected Credit Loss

Accounts receivable are carried net of allowance for expected credit losses. The allowance for expected credit losses is increased by provision charged to expense and reduced by accounts charged off, net of recoveries. The allowance is maintained at a level considered adequate to provide for potential account losses based on management's evaluation of the anticipated impact on the balance of current economic conditions, changes in character and size of the balance, past and expected future loss experience and other pertinent factors.

In June 2016, the FASB issued ASU No. 2016-13, "*Financial Instrument – Credit Losses*.". This ASU, and the related ASUs issued subsequently by the FASB introduce a new model for recognizing credit loss on financial assets not accounted for at fair values through net income, including loans, debt securities, trade receivables, net investment in leases and available-for-sale debt securities. The new ASU broadens the information that an entity must consider in developing estimates of expected credit losses and requires an entity to estimate credit losses over the life of an exposure based on historical information, current information and reasonable supportable forecasts.

The Company adopted this ASU on January 1, 2023, using the modified retrospective approach. The adoption of this ASU did not have a material impact on financial statements as Company's customers are direct consumers and pay at the time of purchase. As of December 31, 2023 and 2022, the Company determined an allowance for expected credit was not material to these financial statements.

Software Development Costs – Externally Sold Software

We capitalize software development costs once technological feasibility is established and we determine that such costs are recoverable against future net sales. We evaluate technological feasibility on a product-by-product basis. Once technological feasibility is established, we capitalize software development costs. Amounts related to software development for which technological feasibility is not yet met are charged as incurred to statement of operations. Commencing upon product release, capitalized software development costs are amortized to "Cost of revenue, service, and hardware used for resale" in our statements of operations based on the ratio of current gross sales to total projected gross sales.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computer equipment	5 years
Furniture	7 years
Vehicles	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of platforms and mobile aps for aviation, weather, and consumer sectors, as well as from advertising.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $2,286,497 and $958,221, respectively, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 23, 2024, which is the date the financial statements were issued.

3. DEBT

The Company entered into a loan agreement with Small Business Administration ("SBA") in fiscal year 2018. The original borrowing amount on the facility was $517,200. The loan carries a fixed interest rate of 7.5% and the loan is to be repaid in one hundred and twenty monthly installments of $6,167 including principal and interest. The principal balance outstanding on loan as of December 31, 2023 and 2022 is $307,301 and $355,681, respectively. The loan will mature in 2028.

The Company entered into a loan agreement with Mulligan Funding (lender) in the fiscal year 2021. The original loan amount on the facility was $400,000 maturing in September 2023. The loan carries a fixed interest of $96,000 and the loan is to be repaid in fifty equal monthly installments of $9,841 which includes the principal and interest. In January 2023, the Company reorganized the loan agreement with Mulligan Funding, when the principal balance outstanding on the original loan was $221,215, for an extended facility amounting to $702,594 and the outstanding balance on the original loan was rolled into the new loan. The principal outstanding balance on this facility as of December 31, 2023 and 2022 is $19,309 and $276,959, respectively.

The summary of the future maturities of loans is as follows:

As of Year Ended December 31,

2024	$ 57,416
2025	57,441
2026	61,901
2027	66,706
2028	83,146
Thereafter	-
Total	**$ 326,610**

Line of Credits

The Company entered into a Line of Credit agreement during fiscal year 2022. The credit facility allows borrowing up to $167,265. The interest rate is 1.85% plus draw fees of 1.6%. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $30,000, and $64,313, respectively. The entire balance is classified as current.

Shareholder loan

During the fiscal year 2023, the Company entered into an interest-free loan with its major shareholder and CEO in the amount of $34,054. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $34,054, and $0, respectively. The entire balance is classified as current.

4. RELATED PARTY

During the fiscal year 2023, the Company entered into an interest-free loan with its major shareholder and CEO in the amount of $34,054. The total outstanding balance as of December 31, 2023, and December 31, 2022, was $34,054, and $0, respectively. The entire balance is classified as current.

5. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023, through April 23, 2024, which is the date the financial statements were available to be issued.

As of April 23, 2024, the Company received proceeds from their crowdfunding campaign in the amount of $1,796,240, net of issuance fees.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

7. UNAUDITED SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from April 23, 2024, through July 15, 2024.

The Company is in the process of finalizing stock option plan for key employees and the terms of options are pending finalization and approval.

On May 3, 2024, the Company entered into a forward financing agreement with Aspire Funding wherein, the Company obtained financing of $315,000 against its future accounts receivable. The forward agreement has pre-determined payback amounts ranging from $378,000 to $441,000 based on when the Company pays back the amount.

The Company obtained additional funding from the existing loan agreement with Mulligan Funding wherein the Company borrowed $250,000. The loan had an origination fees of $7,500 and loan is to be repaid in weekly installments of $5,145 which includes interest and principal.

The Company is in negotiations for a Phase I contract with United States AirForce amounting to $75,000 and a Phase I Option from United States Navy amounting to $100,000. The proposals are pending approval.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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GET A PIECE OF ACME ATRONOMATIC

Keeping You Ahead of the Storm!

MyRadar is an AI-focused software company empowering 15M+ users with an app that anticipates weather & environmental threats. As our next big move, we're in the process of building a constellation of satellites that will monitor Earth from orbit!...

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


myradar
Keeping You Ahead of the Storm
Little Satellites
Big Ideas
ACME
Atronomatic

$689,344.37 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

REASONS TO INVEST

 **MYRADAR:** An app trusted by millions daily utilizing AI rain prediction algorithms as well as additional valuable features. Stay ahead of the weather & other dangers with our continually growing app.

 **PIONEER IN AI:** MyRadar is employing patented Artificial Intelligence methods to tackle weather and environmental phenomena, including rain, wildfires, hyper-accurate cloud prediction, road weather conditions, & more

 **GOING TO SPACE:** We're building our own satellites to better observe the world from above using AI software "at the edge" to monitor the planet & alert users of the dangers below, increasing the value of our services.

Get Equity
$3.75 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$4,980,000

RAISED ⓘ
$689,344.37

INVESTORS
442

MIN INVEST ⓘ
$498.75

VALUATION
$94.12M

 **Most Funded**
Top 15 in amount raised on StartEngine

What does this badge mean? **See here**

TEAM



Andrew Green • Founder, CEO and Director

In 1989, Andy Green started one of the world's first public-access Internet Service providers. He sold this service in 1998. In 2000, Green formed an Internet-based aviation information services company, known today as ACME AtronOmatic, LLC. For ...

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[LinkedIn] [X]

Sarvesh Garimella • CTO, Chief Scientist



Dr. Sarvesh Garimella bridges AI, atmospheric science, and instrument development. He leads research & innovation at MyRadar, with a BS from Caltech and an SM and PhD from MIT, focusing on climate, clouds, & machine learning. During his doctoral studie...

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Chandler Heitmann • Chief Operating Officer

Chandler Heitmann, a Florida native and Florida State University Criminology graduate, managed a successful mayoral campaign in Naples. Later, she transitioned to the sports industry with the Orlando Magic. She's now MyRadar's COO, overseeing all ...

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THE PITCH

Industry-Leading Software for Predictive Weather & Threat Detection

MyRadar, an AI-focused software company, empowers over 15 million users with cutting-edge weather and environmental threat alerts. By employing Artificial Intelligence, we tackle challenges such as rain, wildfires, hyper-accurate cloud prediction, and road weather conditions.

Following the success of our previous Reg CF raise, where we secured nearly $5 million, MyRadar remains steadfast in its mission of innovation. We continue to offer users unique predictive accuracy and comprehensive data services.

Currently, we are developing our own satellite constellation to enhance our ability to observe the world from above. Utilizing AI software 'at the edge,' we aim to monitor the planet and provide users with timely alerts about potential threats.

THE PROBLEM & OUR SOLUTION

AI-Powered Solutions for a Safer, More Informed World

Weather and climate disasters are escalating, with the United States experiencing an average of 22 billion-dollar disasters annually from 2021 to 2023, costing $146.9 billion each year and causing nearly 563 deaths annually.[1] Consumers and businesses alike face the challenge of navigating these events with inadequate tools. They need modern solutions to interpret vast amounts of data and transform it into actionable insights and direct guidance for everyday decisions and emergency responses.

A Useful Tool in MyRadar

The bread and butter of the company, MyRadar offers everyday users an easy way to gain insights on the weather for the day ahead of them and helps them navigate the challenges that weather can present.

Proprietary Algorithms Help Us Stay Competitive

Patented technologies and processes help us excel at providing alerting technology to users in a way that can offer value.

Satellite Technology Breaks Barriers

The new satellite constellation is being designed and developed in-house and will use our own proprietary AI technology "at the edge" in order to monitor the planet for various perils, and the information we learn from orbit will be delivered to the user in a relevant, contextual and useful way for everyday people, businesses and government entities alike.

For over a decade, MyRadar has been at the forefront of delivering innovative weather solutions through advanced data visualization and alerting services. Our industry-leading technology platform has enabled us to create a suite of products for the business and consumer sectors. Our app offers a comprehensive range of features, including storm awareness, rain alerts, heat extremes, smoke and air quality conditions, wildfires, earthquakes, tropical cyclones, and so much more.

We're kicking our innovation process into overdrive, with our anticipated satellite constellation playing a huge part.

Also Introducing RouteCast, a powerful tool that predicts weather, surface conditions, and delay risks for routes, benefiting both everyday drivers and professional haulers. With integration into CarPlay, Android Auto, and Android Automotive, along with enterprise-grade services for managing fleets, RouteCast offers road surface and weather forecast conditions along a given route, *at the time of traversal,* providing priceless insights into potential delays and hazards along the way. This feature will be an invaluable service for the casual driver as well as for industrial applications where comprehensive fleet management is required in order to extract maximum efficiency from day-to-day operations.

Why MyRadar Stands Out:

- **Accuracy –** Driven by technological data processed in a unique way using proprietary AI software.
- **In-House Proprietary Technology –** Physical AI and ML algorithm development with unique nowcast capabilities deliver accurate alerts.
- **Simplicity –** App-centric user experiences built on an at-scale platform.
- **Latency –** Can deliver alerts globally in a matter of seconds.

THE MARKET & OUR TRACTION
Growing Revenue Streams Through Innovation

The global Software as a Service (SaaS) market is projected to grow from $317.55 billion in 2024 to $1,228.87 billion by 2032, at a CAGR of 18.4%.[2] MyRadar aims to be at the forefront of this growth, leveraging our AI-driven weather solutions. We are increasingly focused on AI, integrating it into all aspects of our products to enhance their efficacy.

We are on the verge of securing a Phase II contract with the Office of Naval Research to develop a 4-D cloud forecasting AI algorithm, enhancing the accuracy of our rain prediction system. Our upcoming satellite constellation, with boards already built, will further advance our capabilities. An engineered prototype is anticipated to be ready for launch and demonstration by early 2025.

Our subscription revenue has consistently increased by an average of 57% year-over-year since 2019, driven by new customers learning about the value being brought to the table by such a simple yet powerful application. And, recently, we were selected as finalists in the XPRIZE Wildfire contest, showcasing our patented satellite technology for wildfire detection.

WHY INVEST

The Future of Weather Intel

Invest in MyRadar and be part of our exciting journey to revolutionize weather and environmental monitoring with AI and satellite technology. With over 15 million users, our app delivers a unique level of accuracy in weather prediction and threat alerts. As we advance our AI-powered initiatives and build a constellation of satellites, we aim to enhance our data capabilities and create high-value remote sensing services for the enterprise, government, and defense sectors.

Invest in the future of weather intelligence with MyRadar.

ABOUT

HEADQUARTERS
111 W Jefferson St Ste 200
Orlando, FL 32801

WEBSITE
View Site ↗

MyRadar is an AI-focused software company empowering 15M+ users with an app that anticipates weather & environmental threats. As our next big move, we're in the process of building a constellation of satellites that will monitor Earth from orbit!

TERMS

ACME Atronomatic

Overview

PRICE PER SHARE
$3.75

VALUATION
$94.12M

DEADLINE ⓘ
Nov. 13, 2024 at 7:59 AM UTC

FUNDING GOAL ⓘ
$8k - $826k

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE**
$498.75	Equity
MAX INVESTMENT ⓘ	**ASSET TYPE**
$826,305	Common Stock
MIN NUMBER OF SHARES OFFERED	**SHARES OFFERED**
2,000	Common Stock
MAX NUMBER OF SHARES OFFERED	
220,348	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials ⌄

Risks ⌄

Perks:

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy (a-e below).

(a) The Subscriber hereby appoints the Chief Executive Officer ("CEO") of the Company, or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities held of record by the Subscriber (including any shares of the Company's capital stock that the Subscriber may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO's complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the earlier of the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock, the effectiveness of a registration statement under the Exchange Act covering the Common Stock or five years after the execution of this Subscription Agreement. The CEO is an intended third-party beneficiary of this Section and has the right, power and authority to enforce the provisions hereof as though he or she was a party hereto.

(b) Other than with respect to the gross negligence or willful misconduct of the CEO, in his or her capacity as the Subscriber's true and lawful proxy and attorney pursuant to this Section (collectively, the "Proxy"), the Proxy will not be liable for any act done or omitted in his, her or its capacity as representative of the Subscriber pursuant to this instrument while acting in good faith, and any act done or omitted pursuant to the written advice of outside counsel will be conclusive evidence of such good faith. The Proxy has no duties or responsibilities except those expressly set forth in this instrument, and no implied covenants, functions, responsibilities, duties, obligations or liabilities on behalf of the Subscriber otherwise exist against the Proxy. The Subscriber shall indemnify, defend and hold harmless the Proxy from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, "Proxy Losses") arising out of or in connection with any act done or omitted in the Proxy's capacity as representative of the Subscriber pursuant to this instrument, in each case as such Proxy Losses are suffered or incurred; provided, that in the event that any such Proxy Losses are finally adjudicated to have been directly caused by the gross negligence or willful misconduct of the Proxy, the Company shall reimburse the Subscriber the amount of such indemnified Proxy Losses to the extent attributable to such gross negligence or willful misconduct (provided that the Proxy's aggregate liability hereunder shall in no event exceed the Purchase Price). In no event will the Proxy be required to advance his, her or its own funds on behalf of the Subscriber or otherwise. The Subscriber acknowledges and agrees that the foregoing indemnities will survive the resignation or removal of the Proxy or the termination of this instrument.

(c) A decision, act, consent or instruction of the Proxy constitutes a decision of the Subscriber and is final, binding and conclusive upon the Subscriber. The Company, shareholders of the Company and any other third party may rely upon any decision, act, consent or instruction of the Proxy as being the decision, act, consent or instruction of the Subscriber. The Company, shareholders of the Company and any other third party are hereby relieved from any liability to any person for any acts done by them in accordance with such decision, act, consent or instruction of the Proxy.

(d) The Subscriber hereby agrees to take any and all actions determined by the Company's board of directors in good faith to be advisable to reorganize this instrument and any Securities held by the Subscriber into a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued in this Offering.

(e) If any provision of this Proxy or any part of any this Section is held under any circumstances to be invalid or unenforceable in any jurisdiction, then (a) such provision or part thereof shall, with respect to such circumstances and in such jurisdiction, be deemed amended to conform to applicable laws so as to be valid and enforceable to the fullest possible extent, (b) the invalidity or unenforceability of such provision or part thereof under such circumstances and in such jurisdiction shall not affect the validity or enforceability of such provision or part thereof under any other circumstances or in any other jurisdiction, and (c) the invalidity or unenforceability of such provision or part thereof shall not affect the validity or enforceability of the remainder of such provision or the validity or enforceability of any other provision of this Proxy. Each provision of this proxy is separable from every other provision of this proxy, and each part of each provision of this Proxy is separable from every other part of such provision.

**Investment Incentives & Bonuses***

Loyalty Bonus | 5% Bonus Shares

As you are a prior investor in AcmeAtronomatic, a reservation-holder in AcmeAtronomatic's Reg A+ TTW on StartEngine as of August 13, 2024, or a MyRadar Subscriber, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird

Invest $5,000+ within the first 2 weeks and receive 5% bonus shares.

Volume-Based Perks

Tier 1

Invest $1,000+ and receive MyRadar T-shirt & subscription (worth $29/yr).

Tier 2

Invest $5,000+ receive MyRadar hat and mug + 3% bonus shares.

Tier 3

Invest $10,000+ and receive Zoom call with founder & exec team and MyRadar umbrella + 5% bonus shares.

Tier 4

Invest $15,000+ and receive a SatelliteSelfie(tm), a picture over your house from the first operational satellite (Your face will not be visible in the photo but it will be taken at a time and date where you can go out in your front yard and look up), and a MyRadar rain jacket + 5% bonus shares.

Tier 5

Invest $20,000+ and receive personalized video weather forecasts for your location done by our meteorologist + 5% bonus shares.

Tier 6

Invest $30,000+ and receive name inscribed on the satellite + 5% bonus shares.

Tier 7

Invest $50,000+ and receive dinner with the founder and executive team, including domestic airfare and hotel to Orlando + 5% bonus shares.

Tier 8

Invest $75,000+ and receive an invite to watch a US-based launch with the founders. Includes first class (domestic) airfare and hotel & 5% bonus shares.

Tier 9

Invest $100,000+ and have a satellite named after you (Limited to 150, since there are only 150 planned satellites) & 5% bonus shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

ACME AtronOmatic, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $3.75 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $375. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

09.24.24

Live Meteorologist Weather Video Content

Live Meteorologist Weather Video Content

We have seen MyRadar excel at providing users full situational awareness for tropical cyclones; its an invaluable tool for getting alerts when a tropical storm forms, and it helps users monitor the storm's potential path. The forecast tracks help users know when to prepare for a storm and, in the worst-case scenario, when to plan for evacuations if and when the time comes.

The maps, data, and imagery we provide are all high quality - but we also have the added benefit of our human experts; meteorologists who interpret the data and help convey the situation with an in-depth analysis of conditions and the likelihood of impacts. We produce these videos frequently during major weather events, and they're available in the MyRadar app in our video portal, and on all of our social media channels, including YouTube, X, Facebook, TikTok, and others.

Hurricane Season in the US is a very busy time for MyRadar, and we do our best to make sure our users are kept informed, aware, and safe. Here's an example of that effort - MyRadar's own Matthew Cappucci - with a breakdown of the anticipated hurricane forming up in the Gulf of Mexico, expected to pose a risk to the coastal regions in the coming week. With these expert breakdowns, we believe its easy to understand why users appreciate MyRadar so much, especially at times like this.



09.19.24

HORIS Testing

Behind The Scenes HORIS Testing

Just a quick update for a behind-the-scenes look at testing for the HORIS-1 satellite. This video shows us running some simple tests on the shutter actuator for the sensors on-board.

With the three sensors on board, they'll periodically have to undergo calibrations in dark/"no-light" scenarios in order to optimize detection of hazards from the onboard AI. In order to enable this, we're designing a custom shutter that opens and closes to block off outside light to the sensor. Here in the video, prototype hardware is assembled with the shutter actuator being tested for fitment and functionality!



This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

09.13.24

MyRadar Featured on PBS News Hour

MyRadar Featured on PBS News Hour

MyRadar was featured on a recent episode of PBS News Hour. In a segment discussing the potential benefits from Artificial Intelligence, the segment covers MyRadar's HORIS satellite constellation and discusses how it uses AI "at the edge", in orbit, to monitor the ground below for early detection and mitigation of wildfires and other natural disasters. The segment definitely helps us tell the story of our mission here at the company and gives our scientists and engineers a chance to share information on our exciting and potentially life-saving projects.

Check out the feature below...!



This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.29.24

MyRadar selected as a finalist in Wildfire XPRIZE

We're really excited to announce that MyRadar has been selected as 1 of 20 finalists in the XPRIZE Wildfire contest!

XPRIZE Wildfire is a 4-year, $11 million competition incentivizing the innovation of firefighting technologies that will end destructive wildfires so that humanity and beneficial wildfire can safely co-exist. The prize aims to transform current wildfire management approaches through the development of new technologies that can rapidly and accurately detect, characterize, and respond to wildfires before they become destructive.



MyRadar's contribution to the competition will utilize the company's patented satellite technology to detect wildfires from orbit and to quickly alert authorities on the ground to help aid in mitigation and planning.

As part of the successful selection, MyRadar will receive a portion of an initial $750,000 prize split among the 20 finalists.

The team here is incredibly excited to be recognized as a finalist in the competition; the work we will do for this project aligns perfectly with the broader mission for the HORIS constellation, and our participation will help us highlight just one of the major capabilities of the satellites once they are in orbit.

For more information on XPRIZE Wildfire, click to https://www.xprize.org/prizes/wildfire

XPRIZE Wildfire qualified teams announcement https://www.xprize.org/prizes/wildfire/articles/announcing-the-xprize-wildfire-space-based-qualified-teams

MyRadar XPRIZE Announcement

https://westorlandonews.com/orlando-based-orbital-wildfire-detection-mobile-alert-solution-secures-honors/

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.23.24

Tornadoes in America Documentary

One of MyRadar's main missions is to keep users informed about severe weather events and how they may impact their lives. The way we go about that, however, has to extend beyond just the app and its situational awareness; using the human touch to engage and inform users of the dangers we face is an important part of making the public aware and helping them stay ready.

One way we go about that is through producing long-form, journalistic "mini documentaries" that cover real-world events; this helps us not only to detail the risks that severe weather can pose to us all, but it also helps share the experiences from victims who've experienced these tragedies first-hand and to help convey the scope of the human toll that's paid when they occur.

MyRadar teamed up with Miles O'Brien, former CNN Technology Correspondent and a journalist for PBS News Hour, and Juliette Kayyem, CNN National Security Analyst and Professor at the Harvard Kennedy School to produce our most recent video called Tornadoes in America: Minutes to Survive, Years to Rebuild. The video appears both on MyRadar's YouTube channel and in the video portal within the MyRadar App.

Videos like this also play an important role in establishing MyRadar as a credible and valuable player in the industry.

Check it out below!



08.19.24

Satellite Animation Feature

MyRadar's New Satellite Animation Feature; Great for Global Views from Above!

MyRadar's key mission is to keep users aware of the environment around them and how it might affect their day-to-day life. A new feature we've just added to MyRadar is our new "Satellite Animation" loop. It takes current, high-resolution satellite imagery from numerous different space platforms and uses elaborate algorithms to stitch them all seamlessly together, then animates them over time to give users an "orbital view" of what's happening on the planet below. It's great for looking at major storms as they spin across the globe, but its also helpful at watching localized weather events bubble up, evolve, and spread out across a targeted geographic area. Its even great for seeing smoke plumes from wildfires as they rise and disperse.



The new feature is rolling out now, but it's just one of the dozens of features MyRadar is working on for the coming months!

Stay tuned to this space as we'll continue to announce new features that provide value to our users and have the potential to generate additional revenue streams!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

08.15.24

MyRadar Selected for a Phase II Navy Contract

MyRadar selected for Phase II Navy Contract

MyRadar has been selected for a STTR Phase II contract and is currently finalizing negotiations with the Office of Naval Research. This Phase II is a continuation of the original Phase I contract that was previously awarded and successfully completed earlier this year in partnership with the Space Science and Engineering Center (SSEC) of the University of Wisconsin-Madison. As part of the successful completion, we have received funding to bridge the end of the Phase I and the beginning of the Phase II later this year.

The contract is to develop a highly advanced AI/Machine Learning algorithm for full 4-D (space + time) cloud forecasting. Our mission is to obtain results to predict - with hyper-accurate precision -actual cloud formation and development in a full 3-D space within a given time horizon.

In addition to being able to detect cloud formation and movement, the work done under this project will be directly applicable to our existing NEXRAD/Radar nowcasting, allowing us to improve what we believe is our already industry-leading rain prediction system even further by extending its useful time horizon and improve overall accuracy above and beyond our current capabilities.



What's great is that the fruits of this research will be available to all of MyRadar's users once we integrate it into the app, providing new features and services for all of our commercial customers, governmental partners, and consumers directly through the MyRadar mobile app, our API offerings, and further custom solutions tailored to meet individual users' needs. Basically, it'll help make MyRadar even better and more useful!

08.14.24

MyRadar is taking investments again!



We're live and once again taking investments in MyRadar!

After an incredibly successful ~$5 million raise from our first campaign last year, we've been furiously at work putting the funds to use! As part of our plan, half of the funds were designated to go towards a marketing campaign to help acquire new users for the MyRadar app in order to continue to fuel our foundational revenue. Another 25% went towards research and development on our satellite constellation and getting the first two prototypes built and ready to launch, and the remaining ~25% went towards increasing our head count and other administrative expenses. The head count increase allowed us to move forward on manufacturing and building the satellites and also allowed us to build out our enterprise and government sales department!

Things have been great! So far, subscription revenue is up 41% year of year/year to date since the same period last year, and our first engineering model of the HORIS-1 satellite is getting ready for final assembly - we'll have some pictures to share of our progress over the coming days and weeks!

In addition to this work, we were selected for a Phase II contract with the Navy, and final contract negotiations are under way! This exciting contract is to develop proprietary, cutting-edge artificial intelligence algorithms to help predict clouds and other weather phenomena, and will have a direct civilian use case once the process is completed!

Now is an awesome time to jump into the fray and invest in MyRadar; become a part owner and not only can you help MyRadar achieve our success, but you can take part in it!

Watch this space for a flurry of updates that'll bring everyone up-to-date on recent events!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into ACME Atronomatic.

Stack Venture Club & Rewards!

 Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000+ and receive MyRadar T-shirt & subscription (worth $29/yr).

Select

$5,000

Tier 2

Invest $5,000+ receive MyRadar hat and mug + 3% bonus shares.

Select

$10,000

Tier 3

Invest $10,000+ and receive Zoom call with founder & exec team and MyRadar umbrella + 5% bonus shares.

Select

$15,000

Tier 4

Invest $15,000+ and receive a SatelliteSelfie(tm), a picture over your house from the first operational satellite (Your face will not be visible in the photo but it will be taken at a time and date where you can go out in your front yard and look up), and a MyRadar rain jacket + 5% bonus shares.

Select

$20,000

Tier 5

Invest $20,000+ and receive personalized video weather forecasts for your location done by our meteorologist + 5% bonus shares.

Select

$30,000

Tier 6

Invest $30,000+ and receive name inscribed on the satellite + 5% bonus shares.

Select

$50,000

Tier 7

Invest $50,000+ and receive dinner with the founder and executive team, including domestic airfare and hotel to Orlando + 5% bonus shares.

Select

$75,000

Tier 8

Invest $75,000+ and receive an invite to watch a US-based launch with the founders. Includes first class (domestic) airfare and hotel & 5% bonus shares.

Select

$100,000

100000

Invest $100,000+ and have a satellite named after you (Limited to 150, since there are only 150 planned satellites) & 5% bonus shares.

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Dean Merritt
7 hours ago

I haven't received my benefit (the MyRadar subscription), did I miss an email? How do I get it?

 1    0



Andy Green ⊘

ACME Atronomatic • 5 hours ago

Hey Dean! Your investment just closed, we'll be sending
out a mass email in the next week or two, and we'll pos...

Show more

↑ 0   ⚑

RW **Richard Williams**
2 days ago

Hello,

...

Show more

💬 1   ↑ 0   ⚑

AG **Andy Green**
ACME Atronomatic • 2 days ago

Hey Richard! I just did a search and don't have any
emails from a Richard Williams! I just looked up the on...

Show more

↑ 0   ⚑

JL **Jeremiah Lynn**
7 days ago

I am curious, for those that contribute $1000+, how
long is the free subscription good for? Is that a single ...

Show more

💬 1   ↑ 0   ⚑

AG **Andy Green**
ACME Atronomatic • 7 days ago

The subscription is permanent, just not transferrable!

↑ 0   ⚑

John Guevara
18 days ago

I saw the PBS video and have a suggestion: work with AT&T to link your alerts through FirstNet which then ...

Show more

💬 0   ↑ 0   ⚑

Timothy Gaffrey
21 days ago

I invested about 10 days ago but never received any information about claiming the rewards. Who should I...

Show more

💬 1   ↑ 0   ⚑

Andy Green ⊘
ACME Atronomatic • 21 days ago

Hey Tim! Nothing will happen until your investment round closes; that might be within the next week, if yo...

Show more

↑ 0   ⚑

Alyssa perew
a month ago

I am interested in investing, however as I was perusing the app I noticed that the map needed updating. How...

Show more

💬 1   ↑ 0   ⚑

Andy Green ⊘

ACME Atronomatic • a month ago

Hey Alyssa! You can contact support with any map issues you might be seeing - head to myradar.com and ...

Show more

⬆ 0   ⚑

Ryan Adams
a month ago

I became an investor a while back but I never received any of the awards, is there someone I can email to ...

Show more

💬 1   ⬆ 0   ⚑

Andy Green
ACME Atronomatic • a month ago

Hey Ryan! You can email me directly at startengineAndy@myradar.com !

⬆ 0   ⚑

Jeffrey Krongaard
a month ago

Got my t-shirt but never received reward of full app? so to answer Sherry I did not as well

💬 1   ⬆ 0   ⚑

Andy Green
ACME Atronomatic • a month ago

Hey Jeff! In the email that had instructions on how to get the shirt, there should have been some additional ...

Show more

↑ 0   ⚑

Sherry Goudas
a month ago

I really wanted the reward that's getting the full app, but nothing was ever sent to me. Did anybody ever ...

Show more

💬 1   ↑ 0   ⚑

Andy Green ⊘
ACME Atronomatic • a month ago

Hey Sherry! We had several thousand investors in our last round and there was a small percentage of users ...

Show more

↑ 0   ⚑

Dan Wiersma
a month ago

Curiousity is what motivated my initial investment .. to invest additional funds I'd like to be able to review ...

Show more

💬 1   ↑ 0   ⚑

Andy Green ⊘
ACME Atronomatic • a month ago

If you scroll to the "Terms" section of this campaign page, you can find our most recent financials, SEC filin...

Show more

↑ 0   ⚑

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

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StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G

Test The Waters Materials

After Testing-The-Waters with respect to a potential Reg. A+ offering, the Company decided to conduct a Regulation Crowdfunding offering based on the public response to the TTW offering.

(See attached)

‹ **Back to all articles**



Article   5.28.2024

Exciting MyRadar News

MyRadar's Reservations Page is Now Active!

Click here for full details!

MyRadar recently completed a crowdfunding raise of $5 million through the StartEngine crowdfunding site, and it was a resounding success! Since the close of that round, we executed a burst of app marketing in a user acquisition campaign, and this has helped increased awareness and activity in the app - but we've also increased the size of our team in order to implement new features to the app more quickly, as well as update our existing set. We have a lot of exciting things in the works for this year!

In addition, we used a significant portion of the funds to jumpstart our satellite constellation program in furtherance of our NOAA grant which will help us bring the final satellite network to market! MyRadar is considering another equity raise with StartEngine using Reg A rules, and while we're not ready to accept investments yet, we are soliciting your interest in a potential Reg A raise! If you think you might have interest, click here for full details and to reserve your shares now!

You can also sign on to our mailing list to receive campaign updates and stay in the loop for any and all updates on our progress along the way...!

ACME AtronOmatic, Inc IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.



Powered by MyRadar, providing you the most accurate weather notifications available, alongside cutting-edge graphics.
Stay Ahead of the Storm.



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ACME Atronomatic is taking reservations for a possible, upcoming round. Indicate interest today.

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Add to Watchlist



RESERVE NOW

GET A PIECE OF ACME ATRONOMATIC

Keeping You Ahead of the Storm!

MyRadar is an AI-focused software company empowering 15M+ users with an app that anticipates weather & environmental threats. As our next big move, we're in the process of building a constellation of satellites that will monitor Earth from orbit!

Reserve Now

This Reg A+ Test the Waters offering is made available through StartEngine Primary, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Primary, LLC.



myradar
Keeping You Ahead of the Storm
Little Satellites
Big Ideas
ACME

$628,359.18 Reserved

OVERVIEW | ABOUT | UPDATES | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $628,359.18

INVESTORS 407

REASONS TO INVEST



- MYRADAR: An app trusted by millions daily utilizing AI rain prediction algorithms as well as additional valuable features. Stay ahead of the weather & other dangers with our continually growing app.



- PIONEER IN AI: MyRadar is employing patented Artificial Intelligence methods to tackle weather and environmental phenomena, including rain, wildfires, hyper-accurate cloud prediction, road weather conditions, & more.



- GOING TO SPACE: We're building our own satellites to better observe the world from above using AI software "at the edge"



- ESTABLISHED & EXPERIENCED: MyRadar was established in 2009 and continues on a mission to keep innovating and provide users with an unparalleled range of imagery, data, and services.

AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT FROM FOUND HERE.

ACME AtronOmatic, Inc IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR

COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "CAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
111 W Jefferson St Ste 200
Orlando, FL 32801

WEBSITE
View Site

MyRadar is an AI-focused software company empowering 15M+ users with an app that anticipates weather & environmental threats. As our next big move, we're in the process of building a constellation of satellites that will monitor Earth from orbit!

TEAM



Andrew Green • Founder, CEO and Director
In 1989, Andy Green started one of the world's first public-access Internet Service providers. He sold this service in 1998. In 2000, Green formed an Internet-based aviation information services company, known today as ACME AtronOmatic, LLC. For hi...
Read More





Sarvesh Garimella • CTO, Chief Scientist
Dr. Sarvesh Garimella bridges AI, atmospheric science, and instrument development. He leads research & innovation at MyRadar, with a BS from Caltech and an SM and PhD from MIT, focusing on climate, clouds, & machine learning. During his doctoral studies at MI...
Read More





Chandler Heitmann • Chief Operating Officer
Chandler Heitmann, a Florida native and Florida State University Criminology graduate, managed a successful mayoral campaign in Naples. Later, she transitioned to the sports industry with the Orlando Magic. She's now MyRadar's COO, overseeing all operational ...
Read More



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ALL UPDATES

07.01.24

HORIS-1 Passes First Round Vibration Tests!

HORIS-1 Passes First Round of Vibration Testing!

We certainly expected it to, but it's nice to have confirmation that our HORIS-1 engineering prototype successfully passed its first round of vibration testing! This test is essentially a rigorous shake and jitter test that subjects the prototype to the same types of forces that it would encounter on an actual rocket launch. It's important to go through this round of testing to ensure that the design is solid and that nothing comes apart or malfunctions on its way into orbit. The structure held up well, and key components were tested after-the-fact to ensure that they were all functioning properly and within specifications!

Work continues on the satellite as we progress to the final launch version. As we complete more of the satellite - including its deployable solar panels - we'll subject the satellite to a final round of vibration testing just to be sure. There will also be some RF testing in the interim to ensure that we can successfully communicate with the ground station equipment, and we'll post an update once that is complete, as well. So far things have gone pretty smoothly!

We'll keep everyone updated...!



(The image above depicts a prototype of a future product. The product is still currently under development and is not yet available on the market.)

06.17.24

R&D for Navy Helps Improve MyRadar


NEXRAD
RADAR

Work Done for the Navy Helps Improve MyRadar's Nowcasting

As we mentioned in a previous update, MyRadar has successfully completed a Phase I contract for the Navy; they liked us so much that they elected to take us up on additional work for that Phase I's optional contract, and we have been selected for funding for a Phase II followup contract (currently still in final negotiations).

As part of the contract, we've partnered with the Space Science and Engineering Center (SSEC) at the University of Wisconsin-Madison to develop a unique new way of employing artificial intelligence to take output satellite imagery and fuse it with numerical weather prediction (NWP) output from the Global Forecasting System (GFS). What's unique about this system is that, whereas most AI models are limited to horizontal domain sizes on which they train, our system is designed specifically to be flexible enough to handle almost any sized problem. In the laboratory setting, this system is superior to existing nowcasting solutions.

Essentially, not only can this system we're developing be used for accurate volumetric cloud prediction, it can also be used to help further improve MyRadar's already industry-leading rain prediction system - not only improving its accuracy, but also helping us extend the timeline to go even further out than an hour. Ultimately, we intend on delivering a state-of-the-art solution that can provide accurate and timely nowcasting solutions on clouds, precipitation, and severe weather for a truly unified nowcasting experience.

MyRadar expects to implement this improved functionality into the app later this year!

ACME AtronOmatic, Inc IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

06.10.24

MyRadar Featured on PBS News Hour


Scientists harness power of artificial intelligence to bat...
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Climate change • Climate change refers to long-term shifts in temperatures and...
PBS NEWS HOUR
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MyRadar was featured on a recent episode of PBS News Hour! In a segment discussing the potential benefits from Artificial Intelligence, the segment covers MyRadar's HORIS satellite constellation and

discusses how it uses AI "at the edge", in orbit, to monitor the ground below for early detection and mitigation of wildfires and other natural disasters. The segment definitely helps us tell the story of our mission here at the company and gives our scientists and engineers a chance to share information on our exciting and potentially life-saving projects.

Click to watch the video below!

06.04.24

MyRadar Selected for Navy Phase II



MyRadar has been selected for a STTR Phase II contract and is currently finalizing negotiations with the Office of Naval Research. This Phase II is a continuation of the original Phase I contract that was previously awarded and successfully completed earlier this year in partnership with the Space Science and Engineering Center (SSEC) of the University of Wisconsin-Madison. As part of the successful completion, we have received funding to bridge the end of the Phase I and the beginning of the Phase II later this year.

The contract is to develop a highly advanced AI/Machine Learning algorithm for full 4-D (space + time) cloud forecasting. The end results will be the ability to predict actual cloud formation and development in a full 3-D space within a given time horizon.

In addition to being able to detect cloud formation and movement, the work done under this project will be directly applicable to our existing NEXRAD/Radar nowcasting, allowing us to improve our already industry-leading rain prediction system even further by extending its useful time horizon and improve overall accuracy above and beyond our current capabilities.

The results of this research will be available to MyRadar's commercial customers, governmental partners, and users directly through the MyRadar mobile app, our API offerings, and further custom solutions tailored to meet individual users' needs.

ACME AtronOmatic, Inc IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

05.23.24

MyRadar selected as XPRIZE Wildfire Qualified Team

We're really excited to announce that MyRadar has been selected as 1 of 20 finalists in the XPRIZE Wildfire contest!

XPRIZE Wildfire is a 4-year, $11 million competition incentivizing the innovation of firefighting technologies that will end destructive wildfires so that humanity and beneficial wildfire can safely co-exist. The prize aims to transform current wildfire management approaches through the development of new technologies that can rapidly and accurately detect, characterize, and respond to wildfires before they become destructive.


Introducing the Future of Firefighting: XPRIZE Wildfire | ...
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MyRadar's contribution to the competition will utilize the company's patented satellite technology to detect wildfires from orbit and to quickly alert authorities on the ground to help aid in mitigation and planning.

As part of the successful selection, MyRadar will receive a portion of an initial $750,000 prize split among the 20 selected teams.

The MyRadar team here is incredibly excited to be recognized as a participant in the competition; the work we will do for this project aligns perfectly with the broader mission for the HORIS constellation, and our activities in the competition will help us highlight just one of the major capabilities of the satellites once they are in orbit.

For more information on XPRIZE Wildfire, click to https://www.xprize.org/prizes/wildfire

XPRIZE Wildfire qualified teams announcement https://www.xprize.org/prizes/wildfire/articles/announcing-the-xprize-wildfire-space-based-qualified-teams

MyRadar XPRIZE Announcement https://finance.yahoo.com/news/myradar-selected-qualified-team-xprize-160700302.html

A reminder that MyRadar is considering moving forward with a new Reg A+ crowdfunding raise through StartEngine, so stay tuned to https://www.startengine.com/offering/acmeatronomatic for news and details, and feel free to reserve your shares now! There's a 5% bonus for people who reserve interest during this period!

ACME AtronOmatic, Inc IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

05.21.24

Our reservations page on StartEngine is now live!

A lot of exciting things have been happening at the company since we last closed out our successful Regulation CF raise on StartEngine! There was an amazing amount of interest in the company, and we completed our full raise of $5 million. We've been at full speed moving the company forward after the raise, and we have some great news and updates to share; we'll be sharing most of the headline news over the coming weeks on our new Reservations page. As a result of the success of our Reg CF campaign, MyRadar is considering moving forward with a new Reg A+ crowdfunding raise through StartEngine, so stay tuned to https://www.startengine.com/offering/acmeatronomatic for news and details, and feel free to reserve your shares now! There's a 5% bonus for people who reserve interest during this period!

Activity in the app is off to a great start for 2024 as the recent bouts of severe weather in the United States have driven users to MyRadar to help keep them informed and weather-aware. Users turn to us to help them navigate severe weather when it blows through, and in addition to the awareness we provide through our app, we also offer in-depth coverage from our meteorologists and reporters through our app's video portal. We're seeing record activity in video views and social media activity coupled with a significant uptick in usage of the app.

The CarPlay version of the app has been out in the wild for a few months now, and it has garnered a lot of attention in the press.

We also have a number of feature upgrades to MyRadar in the pipeline that are both visually fascinating and practically useful; we'll be detailing some of these upcoming features for our investors in the coming weeks!

We'll also share some updates on our progress and milestones with our HORIS satellite constellation!

Stay tuned to this space, be sure to visit our Reservations site!

ACME AtronOmatic, Inc IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE

SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST. THERE IS NO BINDING COMMITMENT FOR INVESTORS THAT RESERVE SHARES IN THIS MANNER TO ULTIMATELY INVEST AND PURCHASE THE SHARES RESERVED OF THE COMPANY, OR TO PURCHASE ANY SHARES OF THE COMPANY WHATSOEVER.

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Amy Brannon
16 days ago

Has anyone noticed their MyRadar not being accurate? Seems like the last three months, their accuracy has ...
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Daniel Rehmsmeyer
a month ago

I think you should watch this whistleblower
...
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Sherry Hall
a month ago

Andy Green: Follow up question for you...have you read

Project 2025?

 1   ↑ 0   ⚑

Andy Green ⁇
ACME Atronomatic • a month ago

Who hasn't :)

↑ 0   ⚑

Sherry Hall
a month ago

What are the plans for this product when/if
implementation of Project 2025 eliminates NOAA? Wh...
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 4   ↑ 0   ⚑

Andy Green ⁇
ACME Atronomatic • a month ago

There's no way the US radar system would go away, nor
the data it produces - the US economy depends on it to...
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↑ 0   ⚑

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Scott Cowperthwait
a month ago

Still haven't received my subscription. I sent multiple
emails the one ones listed here and the original email ...
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 4   ↑ 0   ⚑

Nathan Slippen
a month ago

I did not receive my subscription either! I don't understand
why something so simple takes so long to activate.

↑ 0   ⚑

View 3 more replies

Laura Hendrick
2 months ago

Hi,
...
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William Daugherty
2 months ago

I was told after investing I would receive
documentation on my investment but as of this date I ...
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 1   ↑ 0   ⚑

Andy Green
ACME Atronomatic • 2 months ago

Hey William! There are still a handful of people who are
not receiving emails from us - try reaching out to me at ...
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↑ 0   ⚑

Ber Aron
2 months ago

No response from StartEngineAndy@myradar.com.
Company contact us emails rejected. I invested 5k an...
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💬 1   ↑ 0   ⚑

Andy Green
ACME Atronomatic • 2 months ago

Hey Ber! Yep, there are still a handful of people who are
not receiving emails from us - try reaching out to me at ...
Show more

↑ 0   ⚑

Preston Wages
2 months ago

Still have not received member benefits. I have sent
emails to startengineAndy@myradar.com...
Show more

💬 1   ↑ 0   ⚑

Andy Green
ACME Atronomatic • 2 months ago

Hey Preston! There were a few thousand investors and
most people are squared away, but the increasing ...
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↑ 0   ⚑

Brian Freeman
2 months ago

We thought that this included a free MyRadar
subscription as well after we invested a while ago but ...
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💬 4   ↑ 0   ⚑

Andy Green
ACME Atronomatic • 2 months ago

Hey Brian! I did a quick scan and don't see any emails at
all from you! Let's try a whole new route; could you ...
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> View 3 more replies

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